Exhibit 21.1

First Western Financial, Inc. Subsidiaries

Entity Name	State of Incorporation
First Western Trust Bank	Colorado, U.S.A.
First Western Capital Management Company (1)	Colorado, U.S.A.
(1) First Western Capital Management was dissolved as of 2/26/2021